1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
MATTHEW K KERFOOT matthew.kerfoot@dechert.com +1 212 641 5694 Direct +1 212 698 3599 Fax

April 28, 2020

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:          Raymond Be, Esq.

Re:	CĪON Investment Corporation, File No. 814-00941

Dear Mr. Be:
We are writing in response to your telephonic comments with respect to the Preliminary Proxy Statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2020 on behalf of CĪON Investment Corporation (the “Company”).  The Company has considered your comments and authorized us, on its behalf, to make the responses and changes discussed below to the Proxy Statement.
On behalf of the Company, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.  All capitalized terms not defined herein shall have the meaning as set forth in the Proxy Statement.
Comment 1. Please revise the disclosure regarding Rule 14a-8 in the section of the Proxy Statement entitled “Submission of Shareholder Proposals” for clarity.
Response 1.  The disclosure has been revised accordingly.
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Should you have any questions or comments, please contact the undersigned at 212.641.5694.

Sincerely,

/s/ Matthew K. Kerfoot
Matthew K. Kerfoot